Mail Stop 0306

	May 4, 2005


VIA U.S. MAIL AND FACSIMILE (610) 458-0756

Lawrence M. Christian
Chief Financial Officer
Antares Pharma, Inc.
707 Eagleview Boulevard, Suite 414
Exton, PA  19341


	RE:	Antares Pharma, Inc.
		Form 10-K for the year ended December 31, 2004
		File No. 1-32302
		Filed March 17, 2005

Dear Mr. Christian:

   We have reviewed your filings and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Note 1.  Description of Business and Summary of Significant
Accounting Policies

Revenue Recognition - Page 59
1. We note that you identify units of accounting in your revenue
transactions under EITF 00-21.   We have the following comments
regarding your revenue recognition for up-front license payments and development fees:
* Please clarify supplementally and in future filings the specific criteria you use to determine whether the up-front license payments and development fees are a separate unit of accounting.
* Please discuss the nature of any continuing performance obligations and any terms of the arrangement that would support recognizing revenue from up-front license fees upon receipt. Tell us how the activities associated with the up-front fee, even if considered a separate unit of accounting under EITF 00-21, provides value to the customer on a standalone basis. Clarify how the receipt of the up-front license fees represents the culmination of a separate earnings process. Refer to SAB Topic 13A.3.F.
* Please clarify the period over which revenue is recognized when the up-front payment or development period is deferred and amortized into revenues on a straight-line basis.

Note 3.  Convertible Debentures - Page 64
2. Please provide supplemental details of the nature of the significant loss on conversion of the 8% Senior Secured Convertible
Debentures and the Shareholder Term Note as discussed in Notes 3 and
13 of your financial statements. Tell us the reasons for the significant conversion premium incurred on September 12, 2003.

Note 10.  Third Party Supply Agreement
3. Tell us whether you considered the termination of in-house manufacturing operations and subsequent outsourcing of the assembly work to a supplier an exit activity under SFAS 146. Clarify whether there were significant employee terminations, how you disposed of the manufacturing equipment, and how you accounted for any transition costs. To the extent applicable, please provide the disclosures of paragraph 20 of SFAS 146 and SAB 5P in future filings.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Kristin Lochhead, Staff Accountant, at (202) 942-1972 or me at (202) 942-1791 if you have questions.

	Sincerely,



	Brian Cascio
	Accounting Branch Chief

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Mr. Christian
Antares Pharma, Inc.
May 4, 2005
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